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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               __________________


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                           RULES 13D-1(B), (C) AND (D)
               AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                               (AMENDMENT NO. ___)






                        Coley Pharmaceutical Group, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19388P 10 6
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                                 (CUSIP Number)


                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)







Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[_]  Rule 13d-1 (b)
[_]  Rule 13d-1 (c)
[X]  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  19388P 10 6                 13G                           PAGE 2 OF 6
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       TVM V Life Science Ventures GmbH & Co. KG
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION:

       Germany
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                   5    SOLE VOTING POWER:

                        0
                 -----  --------------------------------------------------------
NUMBER OF          6    SHARED VOTING POWER:
SHARES
BENEFICIALLY            1,960,735
OWNED BY         -----  --------------------------------------------------------
EACH               7    SOLE DISPOSITIVE POWER:
REPORTING
PERSON                  0
                 -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER:

                        1,960,735
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       1,960,735
-----  -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

       7.6%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

       PN
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                                Page 2 of 6 pages

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CUSIP NO.  19388P 10 6                 13G                           PAGE 3 OF 6
======================                                               ===========

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       TVM V Life Science Ventures Management GmbH & Co. KG
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION:

       Germany
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER:

                        0
                 -----  --------------------------------------------------------
NUMBER OF          6    SHARED VOTING POWER:
SHARES
BENEFICIALLY            1,960,735
OWNED BY         -----  --------------------------------------------------------
EACH               7    SOLE DISPOSITIVE POWER:
REPORTING
PERSON                  0
                 -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER:

                        1,960,735
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       1,960,735
-----  -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

       7.6%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

       PN
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                                Page 3 of 6 pages
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CUSIP NO.  19388P 10 6                 13G                           PAGE 4 OF 6
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ITEM 1(a).      NAME OF ISSUER:   Coley Pharmaceutical Group, Inc.


ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                93 Worcester Street, Suite 101, Wellesley, MA 02481


ITEM 2(a). NAME OF PERSON FILING: TVM V Life Science Ventures Management GmbH & Co. KG and TVM V Life Science Ventures GmbH & Co. KG


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                101 Arch Street, Suite 1950, Boston, MA 02110


ITEM 2(c). CITIZENSHIP: TVM V Life Science Ventures Management GmbH & Co. KG and TVM V Life Science Ventures GmbH & Co. KG are limited partnerships organized in Germany.


ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share


ITEM 2(e).      CUSIP NO.: 19388P 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(b) OR 240.13-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


                                       -4-
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CUSIP NO.  19388P 10 6                 13G                           PAGE 5 OF 6
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ITEM 4.         OWNERSHIP

                The information contained in Items 5-11 of the cover page is incorporated herein by reference. TVM V Life Science Ventures GmbH & Co. KG is the record owner of the shares of common stock. TVM V Life Science Ventures Management GmbH & Co. KG, in its capacity as general partner of TVM V Life Science Ventures GmbH & Co. KG , has the power to vote and dispose of the common stock held by TVM V Life Science Ventures GmbH & Co. KG.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                Not Applicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not Applicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                Not Applicable.


ITEM 10.        CERTIFICATION

                Not applicable.




                                       -5-
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              TVM V LIFE SCIENCE VENTURES
                                              MANAGEMENT GMBH & CO. KG


                                              By: /s/ Mark G. Cipriano
                                                  ------------------------------
                                              Mark G. Cipriano
                                              Managing Limited Partner

                                              Date:  January 23, 2006

                                              By: /s/ David Poltack
                                                  ------------------------------
                                              David Poltack
                                              Managing Limited Partner

                                              Date:  January 23, 2006


                                              TVM V LIFE SCIENCE VENTURES
                                              GMBH & CO. KG


                                              By: /s/ Mark G. Cipriano
                                                  ------------------------------
                                              Mark G. Cipriano
                                              For TVM V Life Science Ventures
                                              Management GmbH & Co. KG as
                                              Managing Limited Partner of TVM
                                              V Life Science Ventures GmbH &
                                              Co. KG

                                              Date:  January 23, 2006

                                              By: /s/ David Poltack
                                                  ------------------------------
                                              David Poltack
                                              For TVM V Life Science Ventures
                                              Management GmbH & Co. KG as
                                              Managing Limited Partner of TVM
                                              V Life Science Ventures GmbH &
                                              Co. KG

                                              Date:  January 23, 2006



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